                                                                      Exhibit 21

                            SUBSIDIARIES OF THE REGISTRANT

Louisville Gas and Electric Company, LG&E Power Inc., and LG&E Natural Inc. are significant subsidiaries of the Registrant. LG&E Power Inc., together with 43 subsidiaries operating in the United States and two subsidiaries operating in the Cayman Islands, is engaged in the design, development, operation and maintenance of power generation facilities and the marketing and brokering of wholesale electric power. LG&E Natural Inc., together with 21 subsidiaries operating in the United States and one subsidiary operating in Canada, is primarily involved in the marketing, gathering, processing, storage and transportation of natural gas.